12g3-2(b) File No.82 - 4965

mobistar

03045528

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

17 November 2003

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Yours sincerely,

Paul-Marie Dessart
General Counsel

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dw 1/8

LIMITED LIABILITY COMPANY
RUE COLONEL BOURG 149
1140 BRUSSELS

ENTERPRISE NUMBER 0456.810.810
(CR BRUSSELS 599.402)
VAT 456.810.810

NOTICE OF THE GENERAL SHAREHOLDERS MEETING

The board of directors hereby invite the shareholders to participate in the special shareholders meeting that will take place on 17 December 2003 at 3 pm at the company's registered office located at 149 Rue Colonel Bourg, 1140 Brussels.

The agenda for the meeting is as follows:

1. Composition of the board of directors.

Text of the proposed resolution:

"The general shareholders' meeting confirms the nomination of Madam Brigitte Bourgoin appointed director by co-optation at the meeting of the board of directors of 24 July 2003. Madam Brigitte Bourgoin shall not be remunerated for her mandate; the mandate shall come to an end after the annual shareholders' meeting of the year 2005.

The general shareholders' meeting accepts the resignation of Messrs. Martial Caratti, Philippe de Vicq, Francis Gelibter, Gérard de Maupeou, Benoît Eymard, Brian Mackay, Michel Huet, Philippe McAllister et Jean-Marie Laurent-Josi, as well as of Telindus Group SA from their position of directors of the Company effective 17 December 2003.

The general shareholders' meeting appoints as directors of the Company Messs. Sanjiv Ahuja, Tim Lowry, Richard Brennan and Louis Tordeurs effective 17 December 2003. Messrs. Sanjiv Ahuja, Tim Lowry, Richard Brennan and Louis Tordeurs shall not be remunerated for their mandate ; the mandate shall come to an end after the annual shareholders' meeting of the year 2005.

The general sahreholders' meeting appoints Madam Annemie Neyts, Mesrs. Alex Brabers and Sparaxis SA, as independent directors in conformity with Article 524, §4 of the Belgian Company Code, as it will enter into force on 1 January 2004. Their mandate shall come to an end after the annual shareholders' meeting of the year 2005, and the sum for the remuneration is fixed at EUR 30,000 for the complete term of the mandate. The payment of the remuneration will be executed (if the case so arises, pro rata) at the close of the annual general assembly of the relevant period. A supplemental remuneration of EUR 2,000 will be allocated to them every time they participate in the meeting of the committee of the Company.

The general assembly notes that the concerned persons satisfy the criteria of independence prescribed by article 524, §4 para 2, 2°-4° of the Belgian Company Code. Messrs. Alex Brabers and Sparaxis SA who are already directors of the Company, benefit from the exception contained in article 524, §4, para 2, 1° contained in the Law of 2 August 2002 relating to the nomination of the first independent directors."

2. Other

In accordance with the Articles of Association of the Company and the decision of the board of directors, to be admitted to the meeting or to be represented there, the holders of bearer shares must deposit the shares by **Wednesday, 10 December 2003** at the latest, at the head offices, branch offices or agencies of ING Bank or KBC Bank.

In accordance with the Articles of Association of the Company and the decision of the board of directors, to be admitted to the meeting or to be represented there, the holders of registered shares must notify the board of directors of their intention to participate in the general shareholders meeting, by **Wednesday, 10 December 2003** at the latest.

Board of Directors